EXHIBIT (a)(10)
                                                                 ---------------



                               Letter to Investors

                          BERKSHIRE INCOME REALTY, INC.

          EXCHANGE OFFERS FOR A TOTAL OF UP TO 3,010,941 SHARES OF OUR
                9% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK


                                                February 10, 2003

Dear Krupp Mortgage Fund Investor:

                  The initial reaction to our exchange offers has been overwhelmingly positive, however, we still haven't heard from you. (If you have sent us your Letter of Transmittal, please disregard this letter.) Your fund has been reduced in size, as anticipated, due to mortgage repayments. With historically low interest rates, mortgages are being refinanced. As a result, the dividends currently being paid to you are likely to be reduced in the future. Money market rates are generally between 1% to 2% these days, so where can you put your money? In order to provide an alternative investment opportunity, we have created a new fund, Berkshire Income Realty, Inc., which is offering a new 9% Series A Cumulative Redeemable Preferred Stock. This preferred stock has call protection for 7 years, so if you invest in this preferred stock, the 9% dividend will be payable to you for at least 7 years. The preferred stock will be listed on the American Stock Exchange for daily liquidity, a feature not currently available to Krupp fund holders. There are no fees associated with the exchange of your Krupp fund investment for this new 9% preferred stock.

                  You should have received our prospectus, which describes the terms of the exchange offers. Enclosed you will find a brochure highlighting those terms, a Letter of Transmittal, instructions for accepting the offer, and tax guidelines relating to the Substitute Form W-9. Please read this material carefully. To accept the exchange offer, the Letter of Transmittal must be completed, signed, dated, and returned to us in the enclosed prepaid self-addressed envelope.

                  Should you have any questions, please contact us at 1-866-335-7877 and we will be happy to assist you.

                                        Very truly yours,


                                        BERKSHIRE INCOME REALTY, INC.


THE OFFERS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 20, 2003, UNLESS EXTENDED. ANY EXTENSION WILL BE ANNOUNCED BY PRESS RELEASE NO LATER THAN 9:00 A.M., NEW YORK CITY TIME, ON THE DAY FOLLOWING THE PREVIOUSLY SCHEDULED EXPIRATION DATE. THE TERMS OF THE OFFERS ARE DESCRIBED IN THE PROSPECTUS, DATED

JANUARY 9, 2003. WE ARE OFFERING TO EXCHANGE UP TO 3,010,941 OF OUR 9% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK AS FOLLOWS:


0.1481 PREFERRED SHARE FOR EACH INTEREST IN     0.1120 PREFERRED SHARE FOR EACH INTEREST IN
KRUPP GOVERNMENT INCOME TRUST                   KRUPP INSURED PLUS LIMITED PARTNERSHIP

0.2500 PREFERRED SHARE FOR EACH INTEREST IN     0.0420 PREFERRED SHARE FOR EACH INTEREST IN
 KRUPP GOVERNMENT INCOME TRUST II               KRUPP INSURED PLUS II LIMITED PARTNERSHIP

0.0750 PREFERRED SHARE FOR EACH INTEREST IN     0.0717 PREFERRED SHARE FOR EACH INTEREST IN KRUPP
KRUPP INSURED MORTGAGE LIMITED PARTNERSHIP      KRUPP INSURED PLUS III LIMITED PARTNERSHIP